To: All Media
Date: January 21, 2009

Arrow Reports Record Earnings for 2008

Arrow Financial Corporation ("Company") (NasdaqGS® – AROW) announced operating results for the three and twelve-month periods ended December 31, 2008. Net income for the quarter ended December 31, 2008 was $5.0 million, representing diluted earnings per share of $.47, up $.05 or 11.9% from the $.42 per share amount earned in the fourth quarter of 2007, when net income was $4.5 million. For the 2008 year, net income was $20.4 million, an increase of 17.9% over the $17.3 million earned for 2007, and represented a new record high for the Company in its 157 year history of providing banking services in the northeastern region of New York State. Diluted earnings per share for 2008 of $1.92 increased $.31, or 19.3%, from the $1.61 per share earned in 2007. Quarterly cash dividends paid to shareholders during the fourth quarter of 2008 increased 4.2% to $.25 per share from $.24 per share paid in the fourth quarter of 2007. For the year, cash dividends were $.98 per share, up 4.3% from $.94 per share for 2007.

Thomas L. Hoy, Chairman, President and CEO stated, "We are pleased to report solid quarterly and annual earnings performances, primarily as a result of significant increases in net interest income through an expansion in net interest margin and continued growth in average earning assets. During this recessionary period, our conservative loan underwriting and investment practices continue to be key drivers which have generated earnings growth while our balance sheet and asset quality have remained strong.   Our concentration on fundamentals has allowed the Company to achieve record levels for total deposits and loans outstanding in spite of the trauma currently being experienced in the banking and financial markets.   We believe our strong capital position and traditionally high loan quality have us well positioned to withstand the stresses of a weak economy and financial market turmoil.

The ongoing deterioration of the real estate markets nationally and increasing levels of unemployment have continued to negatively impact many financial institutions, primarily as a result of their holdings of subprime or poor-quality mortgage loans, as well as investment securities backed by pools of such loans. Moreover, in recent periods many banks have begun to experience sudden and significant deterioration in all loan categories with sharp increases in delinquencies and charge-offs. To date, we have not been significantly affected by such trends. We have never engaged in the origination of subprime mortgage loans as a business line, nor do we hold mortgage-backed securities backed by subprime mortgages in our investment portfolio. Our commercial, residential real estate and indirect consumer loan portfolios had experienced no material deterioration at year-end, although the communities we serve, like all areas of the U.S., have undoubtedly begun to feel the effects of the recession.

Net interest income increased 26.3%, or $3.2 million, during the fourth quarter to $15.2 million as a result of both an increase in average earning assets and rising net interest margin. Average earning assets in the fourth quarter of 2008 were $1.615 billion as compared to $1.526 billion for the same quarter in 2007, an increase of 5.8%. Net interest margin increased 60 basis points to 3.92% for the fourth quarter of 2008 versus 3.32% for the 2007 comparative period. Lower overall funding costs and a more positively sloped yield curve, a result of recent Federal Reserve Bank actions to lower the targeted federal funds rate, drove the improvement in our margin. In essence, the volume of our interest-bearing liabilities that repriced to lower rates during the last twelve months significantly exceeded the volume of our earning assets that repriced to lower yields.

The economic downturn will most likely lead to a further softening in the local economies in which we operate and may result in increased credit losses which are inherent within our existing loan portfolio. Accordingly, during 2008, we prudently increased the provision for loan losses to reflect our best estimate of probable incurred loan losses.

We hold certain corporate debt instruments issued by entities whose values have been negatively impacted by the deterioration of the financial markets. We hold a $2.0 million par value senior unsecured bond issued by Lehman Brothers that was purchased prior to the Lehman bankruptcy filing in September 2008. By December 31, 2008 we had recognized a non-cash other-than-temporary impairment charge to earnings on this bond of $1.6 million, or $972 thousand, net of tax, representing a $.09 impact on diluted earnings per share. The remaining fair value of our Lehman bond of $400 thousand has been included in nonperforming assets as of December 31, 2008. The Lehman bankruptcy proceedings are ongoing and the ultimate value of our bond is subject to change. Corporate debt securities represented only $7.4 million, or 1.6%, of our $459.1 million investment securities portfolio at December 31, 2008 and were performing in accordance with their contractual terms aside from the Lehman security.

As we previously reported, Visa successfully completed an initial public offering (IPO) during the first quarter of 2008 which included a mandatory partial redemption of our holdings in Visa shares. This transaction resulted in a positive impact on our net income of $637 thousand after-tax, or $.06 diluted earnings per share, both in the first quarter of 2008 and for the twelve-month 2008 period.

Total assets at December 31, 2008 were $1.665 billion, just slightly below the record level at September 30, 2008. The December level was up $80.2 million, or 5.1%, over the December 31, 2007 balance of $1.585 billion. Loan balances outstanding reached a record level of $1.110 billion at December 31, 2008, representing an increase of $71.0 million, or 6.8%, from the balance at December 31, 2007. During 2008, we experienced growth in all three of our major loan segments: commercial, residential real estate, and indirect consumer loans. In addition, deposit balances at December 31, 2008 reached a Company high with a record balance of $1.275 billion, representing an increase of $70.9 million, or 5.9%, from the December 31, 2007 level of $1.204 billion. We continue to rely on our traditional funding sources, that is, deposits generated by our retail branch network plus cash flows from maturing loans and investments.

Despite the significant troubles affecting the U.S. economy generally, asset quality remained strong at year-end 2008. Nonperforming assets totaled $5.0 million, or .30% of total assets, up slightly from our September 30, 2008 ratio of .24%. By comparison, the nonperforming asset ratio for our peer group was 1.77% at September 30, 2008, the most recent data for which peer data is available. (Our peer group consists of all U.S. bank holding companies having $1.0 to $3.0 billion in assets as identified in the Federal Reserve Bank's 'Bank Holding Company Performance Report'.) Our nonperforming loans at year-end 2008 totaled $3.9 million and represented .35% of period-end loans, up from $2.2 million as of December 31, 2007, which represented .21% of period-end loans. Expressed as a percentage of average loans outstanding, net loans charged off for the year ended December 31, 2008 were a low .07% as compared to a very low .04% for the 2007 year. Arrow's allowance for loan losses amounted to $13.3 million at December 31, 2008, which represented 1.20% of loans outstanding, which compares with 1.19% as of December 31, 2007.

In recent periods, many of our other operating ratios have been well above those of our peer group. Most notably, our year-to-date return on average equity (ROE) through September 30, 2008 was 16.46% as compared to 5.69% for our peer group. As of September 30, 2008 our ratio of nonperforming loans to total loans was .26%, compared to the most recent ratio of 1.88% for our peer group. We also have maintained a higher total risk-based capital ratio than the average for our peer group.

As a result of the tumult in the financial markets, we experienced an $8.3 million decline in the market value of plan assets within the Company sponsored defined benefit pension plan. While our pension plan is estimated to be fully funded at year-end 2008, the actual loss on plan assets was the primary factor which resulted in recognizing a charge to equity of $6.5 million, net of tax, as of December 31, 2008. There was no impact on net income or earnings per share for 2008 from recognizing this accumulated other comprehensive loss. However, even after recognizing this charge, the Company and its subsidiary banks continue to be "well-capitalized," the highest category, under the standards established by the FDIC Improvement Act. Our total shareholders' equity at year-end 2008 was $125.8 million, up $3.5 million, or 2.9%, from year-end 2007. Total risk-based capital ratio of 14.27% as of year-end 2008 had increased from 14.09% as of December 31, 2007.

As of December 31, 2008, assets under trust administration and investment management were $755.4 million, a decrease of $205.8 million, or 21.4%, from December 31, 2007. This decrease was the direct result of a general decline in the equity markets during 2008 and particularly the fourth quarter. We also experienced a 6.4% decrease in fee income from fiduciary activities for the fourth quarter of 2008 compared to the fourth quarter of 2007. Included in assets under trust administration and investment management are our proprietary mutual funds, the North Country Funds™, advised exclusively by our subsidiary, North Country Investment Advisers, Inc., with a combined balance of $180 million at December 31, 2008."

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY serving the financial needs of northeastern New York. Arrow is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company. Other subsidiaries include North Country Investment Advisers, Inc. and Capital Financial Group, Inc., an insurance agency specializing in the sale and servicing of group health plans.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, involving a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast, explicitly or by implication. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with our most current Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and our Annual Report on Form 10-K for the year ended December 31, 2007.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2008	2007	2008	2007
Income Statement				
Interest and Dividend Income	$22,719	$22,431	$89,508	$86,577
Interest Expense	7,541	10,413	32,277	40,283
Net Interest Income	15,178	12,018	57,231	46,294
Provision for Loan Losses	880	191	1,671	513
Net Interest Income After Provision for Loan Losses	14,298	11,827	55,560	45,781
Other-Than-Temporary Impairment Write-down on Securities	(400)	---	(1,610)	---
Gain on Visa Stock Redemption	---	---	749	---
Net Gain on Securities Transactions	412	---	383	---
Net Gain on Sales of Loans	51	9	106	41
Net Gain (Loss) on the Sale of Other Real Estate Owned	30	(9)	30	(4)
Gain on Sale of Premises	---	---	115	---
Income From Fiduciary Activities	1,279	1,366	5,463	5,572
Fees for Other Services to Customers	2,244	2,089	8,562	8,130
Insurance Commissions	491	434	2,066	1,869
Other Operating Income	45	127	405	680
Total Noninterest Income	4,152	4,016	16,269	16,288
Salaries and Employee Benefits	6,640	5,226	24,551	21,424
Occupancy Expenses of Premises, Net	863	805	3,479	3,198
Furniture and Equipment Expense	826	754	3,211	3,015
Amortization of Intangible Assets	89	96	360	394
Recognition (Reversal) of Visa Related Litigation Exposure	---	600	(306)	600
Other Operating Expense	2,855	2,292	11,098	9,299
Total Noninterest Expense	11,273	9,773	42,393	37,930
Income Before Taxes	7,177	6,070	29,436	24,139
Provision for Income Taxes	2,165	1,589	8,999	6,807
Net Income	$ 5,012	$ 4,481	$20,437	$17,332
Share and Per Share Data				
Period Ending Shares Outstanding	10,546	10,627	10,546	10,627
Basic Average Shares Outstanding	10,524	10,619	10,565	10,714
Diluted Average Shares Outstanding	10,588	10,682	10,622	10,786
Basic Earnings Per Share	$ 0.48	$ 0.42	$ 1.93	$ 1.62
Diluted Earnings Per Share	0.47	0.42	1.92	1.61
Cash Dividends	0.25	0.24	0.98	0.94
Book Value	11.93	11.50	11.93	11.50
Tangible Book Value [1]	10.38	9.94	10.38	9.94
Key Earnings Ratios				
Return on Average Assets	1.18%	1.11%	1.24%	1.11%
Return on Average Equity	15.68	14.76	16.26	14.68
Return on Tangible Equity	18.01	17.13	18.73	17.11
Net Interest Margin [2]	3.92	3.32	3.84	3.31

[1] **Tangible Book Value** per share is the ratio of Total Equity less Intangible Assets to Period-End Shares Outstanding.

[2] **Net Interest Margin** includes a tax-equivalent upward adjustment for the fourth quarter of 18 basis points in 2008 and 19 basis points in 2007 and an upward adjustment for the twelve-month period of 19 basis points in 2008 and 20 basis points in 2007.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	December 31, 2008			December 31, 2007		
	Period End	Fourth Quarter Average	Year-to-Date Average	Period End	Fourth Quarter Average	Year-to-Date Average
Balance Sheet						
Cash and Due From Banks	$ 37,239	$ 28,149	$ 32,505	$ 35,289	$ 34,468	$ 33,180
Federal Funds Sold	---	457	17,472	16,000	34,255	22,022
Bank Balances at Interest	21,099	21,859	5,997	---	---	---
Securities Available-for-Sale	325,090	351,938	353,616	338,070	340,094	332,187
Securities Held-to-Maturity	133,976	131,008	120,208	114,611	115,138	111,642
Loans	1,109,812	1,109,978	1,071,384	1,038,844	1,036,661	1,020,856
Allowance for Loan Losses	(13,272)	(12,921)	(12,658)	(12,401)	(12,350)	(12,323)
Net Loans	1,096,540	1,097,057	1,058,726	1,026,443	1,024,311	1,008,533
Premises and Equipment, Net	17,602	17,440	16,819	16,728	16,368	16,118
Goodwill and Intangible Assets, Net	16,378	16,416	16,520	16,590	16,653	16,808
Other Assets	17,162	23,042	22,347	21,115	19,766	17,761
Total Assets	$1,665,086	$1,687,366	$1,644,210	$1,584,846	$1,601,053	$1,558,251
Demand Deposits	$ 182,613	$ 188,638	$ 189,999	$ 184,273	$ 190,002	$ 186,474
Nonmaturity Interest-Bearing Deposits	688,752	692,192	648,559	590,383	617,439	581,621
Time Deposits of $100,000 or More	157,187	165,725	172,055	180,334	174,915	180,606
Other Time Deposits	246,511	244,155	243,247	249,210	250,260	258,042
Total Deposits	1,275,063	1,290,710	1,253,860	1,204,200	1,232,616	1,206,743
Short-Term Borrowings	59,956	63,011	58,473	53,719	51,847	49,355
Federal Home Loan Bank Advances	160,000	160,261	161,406	160,000	151,304	140,258
Other Long-Term Debt	20,000	20,000	20,000	20,000	20,000	20,000
Other Liabilities	24,265	26,248	24,818	24,671	24,853	23,813
Total Liabilities	1,539,284	1,560,230	1,518,557	1,462,590	1,480,620	1,440,169
Common Stock	14,729	14,729	14,729	14,729	14,729	14,455
Surplus	163,215	162,665	162,124	161,476	161,097	154,866
Undivided Profits	25,454	24,540	20,604	15,347	14,096	17,428
Unallocated ESOP Shares	(2,572)	(2,572)	(2,215)	(2,042)	(2,042)	(1,766)
Accumulated Other Comprehensive Loss	(9,404)	(6,624)	(5,299)	(4,890)	(5,328)	(7,060)
Treasury Stock	(65,620)	(65,602)	(64,290)	(62,364)	(62,119)	(59,841)
Total Shareholders' Equity	125,802	127,136	125,653	122,256	120,433	118,082
Total Liabilities and Shareholders' Equity	$1,665,086	$1,687,366	$1,644,210	$1,584,846	$1,601,053	$1,558,251
Assets Under Trust Administration And Investment Management	$755,378			$961,152		
Capital Ratios						
Leverage Ratio	8.45%			8.37%		
Tier 1 Risk-Based Capital Ratio	13.05			12.89		
Total Risk-Based Capital Ratio	14.27			14.09		

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

Fourth Quarter Ended December 31:	December 31, 2008	December 31, 2007
Loan Portfolio		
Commercial, Financial and Agricultural	$ 86,872	$ 79,128
Real Estate – Commercial	202,812	189,208
Real Estate – Residential	459,947	427,936
Indirect and Other Consumer Loans	360,181	342,572
Total Loans	$1,109,812	$1,038,844
Allowance for Loan Losses, Fourth Quarter		
Allowance for Loan Losses, Beginning of Period	$12,785	$12,341
Loans Charged-off	(466)	(220)
Recoveries of Loans Previously Charged-off	73	89
Net Loans Charged-off	(393)	(131)
Provision for Loan Losses	880	191
Allowance for Loan Losses, End of Period	$13,272	$12,401
Nonperforming Assets		
Nonaccrual Loans	$3,469	$1,939
Loans Past Due 90 or More Days and Accruing	457	245
Total Nonperforming Loans	3,926	2,184
Repossessed Assets	64	63
Other Real Estate Owned	581	89
Nonaccrual Investments	400	---
Total Nonperforming Assets	$4,971	$2,336
Key Asset Quality Ratios		
Allowance for Loan Losses to Period-End Loans	1.20%	1.19%
Allowance for Loan Losses to Period-End Nonperforming Loans	338.05	567.81
Nonperforming Loans to Period-End Loans	0.35	0.21
Nonperforming Assets to Period-End Assets	0.30	0.15
Net Loans Charged-off to Average Loans, Fourth Quarter Annualized	0.14	0.05
Provision for Loan Losses to Average Loans, Fourth Quarter Annualized	0.32	0.07

Year Ended December 31:	December 31, 2008	December 31, 2007
Allowance for Loan Losses, Twelve Months		
Allowance for Loan Losses, Beginning of Year	$12,401	$12,278
Loans Charged-off	(1,291)	(830)
Recoveries of Loans Previously Charged-off	491	440
Net Loans Charged-off	(800)	(390)
Provision for Loan Losses	1,671	513
Allowance for Loan Losses, End of Year	$13,272	$12,401
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, Twelve Months	0.07%	0.04%
Provision for Loan Losses to Average Loans, Twelve Months	0.16	0.05